03 JUL 28 AM 7:21

GRUPO CARSO, S.A. DE C.V.

July 25, 2003

SUPPL

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A.


03024839

Reference. Grupo Carso, S.A. de C.V.
File Number 82 - 3175

Enclosed, find the unaudited consolidated and non consolidated financial statements as of june 30, 2003 and 2002 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **2** Year: **2003**

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

03 JUL 28 AM 7:21

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**62,580,855**	**100**	**64,716,773**	**100**
2	**CURRENT ASSETS**	**20,555,979**	**33**	**20,784,765**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	1,310,030	2	1,555,826	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	8,210,490	13	8,141,800	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,207,234	2	1,355,966	2
6	INVENTORIES	9,505,130	15	9,486,020	15
7	OTHER CURRENT ASSETS	323,095	1	245,153	0
8	**LONG-TERM**	**2,025,934**	**3**	**2,442,591**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	57,522	0	94,918	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,430,952	2	1,667,435	3
11	OTHER INVESTMENTS	537,460	1	680,238	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**35,816,326**	**57**	**35,792,409**	**55**
13	PROPERTY	26,522,157	42	25,703,567	40
14	MACHINERY AND INDUSTRIAL	34,865,431	56	32,150,286	50
15	OTHER EQUIPMENT	4,583,272	7	4,446,543	7
16	ACCUMULATED DEPRECIATION	31,486,574	50	28,342,280	44
17	CONSTRUCTION IN PROGRESS	1,332,040	2	1,834,293	3
18	**DEFERRED ASSETS (NET)**	**3,688,409**	**6**	**5,189,076**	**8**
19	**OTHER ASSETS**	**494,207**	**1**	**507,932**	**1**
20	**TOTAL LIABILITIES**	**34,409,739**	**100**	**36,787,671**	**100**
21	**CURRENT LIABILITIES**	**16,569,958**	**48**	**17,230,316**	**47**
22	SUPPLIERS	3,466,395	10	3,311,155	9
23	BANK LOANS	5,724,096	17	7,810,973	21
24	STOCK MARKET LOANS	1,863,695	5	1,433,145	4
25	TAXES TO BE PAID	1,657,651	5	1,228,248	3
26	OTHER CURRENT LIABILITIES	3,858,121	11	3,446,795	9
27	**LONG-TERM LIABILITIES**	**9,264,503**	**27**	**10,314,128**	**28**
28	BANK LOANS	6,714,503	20	10,298,634	28
29	STOCK MARKET LOANS	2,550,000	7	0	0
30	OTHER LOANS	0	0	15,494	0
31	**DEFERRED LOANS**	**8,346,366**	**24**	**9,092,240**	**25**
32	**OTHER LIABILITIES**	**228,912**	**1**	**150,987**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**28,171,116**	**100**	**27,929,102**	**100**
34	**MINORITY INTEREST**	**5,788,144**	**21**	**5,378,651**	**19**
35	**MAJORITY INTEREST**	**22,382,972**	**79**	**22,550,451**	**81**
36	**CONTRIBUTED CAPITAL**	**7,356,359**	**26**	**7,397,658**	**26**
37	PAID-IN CAPITAL STOCK (NOMINAL)	981,384	3	1,021,459	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,581,677	16	4,582,660	16
39	PREMIUM ON SALES OF SHARES	1,793,298	6	1,793,539	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,026,613**	**53**	**15,152,793**	**54**
42	RETAINED EARNINGS AND CAPITAL RESERVE	49,379,476	175	49,711,065	178
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,557,718)	(126)	(35,927,120)	(129)
45	NET INCOME FOR THE YEAR	1,204,855	4	1,368,848	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,310,030**	**100**	**1,555,826**	**100**
46	CASH	465,742	36	559,277	36
47	SHORT-TERM INVESTMENTS	844,288	64	996,549	64
18	**DEFERRED ASSETS (NET)**	**3,688,409**	**100**	**5,189,076**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,959,847	80	3,693,198	71
49	GOODWILL	712,223	19	1,395,753	27
50	DEFERRED TAXES	16,091	0	99,857	2
51	OTHERS	248	0	268	0
21	**CURRENT LIABILITIES**	**16,569,958**	**100**	**17,230,316**	**100**
52	FOREING CURRENCY LIABILITIES	4,976,996	30	5,607,017	33
53	MEXICAN PESOS LIABILITIES	11,592,962	70	11,623,299	67
24	**STOCK MARKET LOANS**	**1,863,695**	**100**	**1,433,145**	**100**
54	COMMERCIAL PAPER	1,863,695	100	1,433,145	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,858,121**	**100**	**3,446,795**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	350,033	9	237,354	7
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,508,088	91	3,209,441	93
27	**LONG-TERM LIABILITIES**	**9,264,503**	**100**	**10,314,128**	**100**
59	FOREING CURRENCY LIABILITIES	5,263,024	57	4,612,599	45
60	MEXICAN PESOS LIABILITIES	4,001,479	43	5,701,529	55
29	**STOCK MARKET LOANS**	**2,550,000**	**100**	**0**	**100**
61	BONDS	2,550,000	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**15,494**	**100**
63	OTHER LOANS WITH COST	0	0	15,494	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**8,346,366**	**100**	**9,092,240**	**100**
65	NEGATIVE GOODWILL	13,925	0	23,450	0
66	DEFERRED TAXES	8,332,151	100	9,068,449	100
67	OTHERS	290	0	341	0
32	**OTHER LIABILITIES**	**228,912**	**100**	**150,987**	**100**
68	RESERVES	159,942	70	137,165	91
69	OTHERS LIABILITIES	68,970	30	13,822	9
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,557,718)**	**100**	**(35,927,120)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	228,446	1	228,446	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,786,164)	(101)	(36,155,566)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,986,021	3,554,449
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	945	961
75	EMPLOYERS (*)	44,976	42,108
76	WORKERS (*)	23,298	22,969
77	CIRCULATION SHARES (*)	848,710,400	883,368,200
78	REPURCHASED SHARES (*)	66,289,600	31,631,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**25,809,529**	**100**	**25,235,713**	**100**
2	COST OF SALES	18,716,054	73	17,924,191	71
3	**GROSS INCOME**	**7,093,475**	**27**	**7,311,522**	**29**
4	OPERATING	4,048,870	16	3,862,939	15
5	**OPERATING INCOME**	**3,044,605**	**12**	**3,448,583**	**14**
6	TOTAL FINANCING COST	729,249	3	844,881	3
7	**INCOME AFTER FINANCING COST**	**2,315,356**	**9**	**2,603,702**	**10**
8	OTHER FINANCIAL OPERATIONS	230,054	1	(28,500)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,085,302**	**8**	**2,632,202**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	954,982	4	1,029,671	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,130,320**	**4**	**1,602,531**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	419,919	2	230,826	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,550,239**	**6**	**1,833,357**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,550,239**	**6**	**1,833,357**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,550,239**	**6**	**1,833,357**	**7**
19	NET INCOME OF MINORITY INTEREST	345,384	1	464,509	2
20	**NET INCOME OF MAJORITY INTEREST**	**1,204,855**	**5**	**1,368,848**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**25,809,529**	**100**	**25,235,713**	**100**
21	DOMESTIC	23,390,465	91	22,872,483	91
22	FOREIGN	2,419,064	9	2,363,230	9
23	TRANSLATED INTO DOLLARS (***)	226,160	1	240,563	1
6	**TOTAL FINANCING COST**	**729,249**	**100**	**844,881**	**100**
24	INTEREST PAID	1,178,374	162	1,239,944	147
25	EXCHANGE LOSSES	1,499,514	206	1,173,659	139
26	INTEREST EARNED	196,930	27	115,786	14
27	EXCHANGE PROFITS	1,472,212	202	879,066	104
28	GAIN DUE TO MONETARY POSITION	(279,497)	(38)	(573,870)	(68)
8	**OTHER FINANCIAL OPERATIONS**	**230,054**	**100**	**(28,500)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	235,062	102	209,116	734
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(5,008)	(2)	(237,616)	(834)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**954,982**	**100**	**1,029,671**	**100**
32	INCOME TAX	1,495,263	157	1,566,558	152
33	DEFERED INCOME TAX	(709,629)	(74)	(776,924)	(75)
34	WORKERS' PROFIT SHARING	219,549	23	339,430	33
35	DEFERED WORKERS' PROFIT SHARING	(50,201)	(5)	(99,393)	(10)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	25,809,530	25,235,714
37	NET INCOME OF THE YEAR	1,743,368	1,656,021
38	NET SALES (**)	53,123,340	53,269,391
39	OPERATION INCOME (**)	6,681,249	7,758,845
40	NET INCOME OF MAYORITY INTEREST(**)	1,901,522	2,602,460
41	NET CONSOLIDATED INCOME (**)	2,764,607	3,763,218

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,550,239**	**1,833,357**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	81,006	(51,675)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,631,245**	**1,781,682**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(826,799)	362,224
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**804,446**	**2,143,906**
6	CASH FLOW FROM EXTERNAL FINANCING	289,290	(2,992,078)
7	CASH FLOW FROM INTERNAL FINANCING	(1,285,800)	(429,863)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(996,510)**	**(3,421,941)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(953,858)**	**(1,198,686)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,145,922)	(2,476,721)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,455,952	4,032,547
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,310,030	1,555,826

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**81,006**	**(51,675)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,071,857	1,000,373
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(990,851)	(1,052,048)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(826,799)**	**362,224**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(696,425)	332,489
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	377,356	1,212,791
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(182,454)	261,777
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(860,537)	(1,403,812)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	535,261	(41,021)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**289,290**	**(2,992,078)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(164,822)	(1,078,806)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(624,016)	(1,644,082)
25	+ DIVIDEND RECEIVED	757,337	603,361
26	+ OTHER FINANCING	320,791	(872,551)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,285,800)**	**(429,863)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(20,068)	(8,310)
31	(-) DIVIDENS PAID	(809,844)	(202,046)
32	+ PREMIUM ON SALE OF SHARES	(455,888)	(219,507)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(953,858)**	**(1,198,686)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(171,651)	(274,706)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(297,381)	(943,277)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(437,997)	286,205
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	30,195	68,080
39	+ (-) OTHER ITEMS	(77,024)	(334,988)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.01	%	7.26	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.50	%	11.54	%
3	NET INCOME TO TOTAL ASSETS (**)	4.42	%	5.81	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.48	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	18.03	%	31.30	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.85	times	0.82	times
7	NET SALES TO FIXED ASSETS (**)	1.48	times	1.49	times
8	INVENTORIES ROTATION (**)	4.03	times	3.96	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.58	%	13.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.98	%	56.84	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.22	times	1.32	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	29.76	%	27.78	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	25.87	%	28.82	%
15	OPERATING INCOME TO INTEREST PAID	2.58	times	2.78	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.54	times	1.45	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.21	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67	times	0.66	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.60	times	0.56	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.91	%	9.03	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.32	%	7.06	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.20)	%	1.44	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.68	times	1.73	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(29.03)	%	87.44	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	129.03	%	12.56	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	31.18	%	78.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
			Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.19		$	2.93	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	3.19		$	3.83	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.40	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	26.37		$	25.53	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.35		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.20	times		1.22	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		14.43	times		10.67	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A1		9	848,710,400			848,710,400	981,384	
TOTAL			**848,710,400**	**0**	**0**	**848,710,400**	**981,384**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
848,710,400
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A1	66,289,600	28.61600	31.60000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN HUMBERTO BOTAS HERNANDEZ
TESORERO

C.P. JOSE LUIS OCAÑA CASTRO

M E X I C O, D.F., AT JULY 24 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: **2** Year: **2003**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**25,547,895**	**100**	**26,034,524**	**100**
2	**CURRENT ASSETS**	**724,276**	**3**	**490,478**	**2**
3	CASH AND SHORT-TERM INVESTMENTS	71,043	0	25,728	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	651,092	3	462,458	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	2,141	0	2,292	0
8	**LONG-TERM**	**24,822,676**	**97**	**24,800,513**	**95**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	24,822,676	97	24,661,443	95
11	OTHER INVESTMENTS	0	0	139,070	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**943**	**0**	**1,355**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	2,859	0	3,101	0
16	ACCUMULATED DEPRECIATION	1,916	0	1,746	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**742,178**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**3,164,923**	**100**	**3,484,073**	**100**
21	**CURRENT LIABILITIES**	**2,218,144**	**70**	**1,883,610**	**54**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	665,573	21	751,824	22
24	STOCK MARKET LOANS	996,068	31	1,043,296	30
25	TAXES TO BE PAID	5,289	0	3,703	0
26	OTHER CURRENT LIABILITIES	551,214	17	84,787	2
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**946,779**	**30**	**1,600,463**	**46**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**22,382,972**	**100**	**22,550,451**	**100**
36	**CONTRIBUTED CAPITAL**	**7,356,359**	**33**	**7,397,658**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	981,384	4	1,021,459	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,581,677	20	4,582,660	20
39	PREMIUM ON SALES OF SHARES	1,793,298	8	1,793,539	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,026,613**	**67**	**15,152,793**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	49,379,476	221	49,711,065	220
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(35,557,718)	(159)	(35,927,120)	(159)
45	NET INCOME FOR THE YEAR	1,204,855	5	1,368,848	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**71,043**	**100**	**25,728**	**100**
46	CASH	1,404	2	242	1
47	SHORT-TERM INVESTMENTS	69,639	98	25,486	99
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**742,178**	**100**
48	AMORTIZED OR REDEEMED EXPENSES		0	742,178	100
49	GOODWILL		0	0	0
50	DEFERRED TAXES		0	0	0
51	OTHERS		0	0	0
21	**CURRENT LIABILITIES**	**2,218,144**	**100**	**1,883,610**	**100**
52	FOREING CURRENCY LIABILITIES	328,573	15	0	0
53	MEXICAN PESOS LIABILITIES	1,889,571	85	1,883,610	100
24	**STOCK MARKET LOANS**	**996,068**	**100**	**1,043,296**	**100**
54	COMMERCIAL PAPER	996,068	100	1,043,296	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**551,214**	**100**	**84,787**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	551,214	100	84,787	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES		0	0	0
60	MEXICAN PESOS LIABILITIES		0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**946,779**	**100**	**1,600,463**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	946,779	100	1,600,463	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(35,557,718)**	**100**	**(35,927,120)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	228,446	1	228,446	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(35,786,164)	(101)	(36,155,566)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(1,493,868)	(1,393,132)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	848,710,400	883,368,200
78	REPURCHASED SHARES (*)	66,289,600	31,631,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**134,014**	**100**	**124,302**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**134,014**	**100**	**124,302**	**100**
4	OPERATING	30,492	23	0	0
5	**OPERATING INCOME**	**103,522**	**77**	**124,302**	**100**
6	TOTAL FINANCING COST	281,186	210	199,124	160
7	**INCOME AFTER FINANCING COST**	**(177,664)**	**(133)**	**(74,822)**	**(60)**
8	OTHER FINANCIAL OPERATIONS	755	1	20,144	16
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(178,419)**	**(133)**	**(94,966)**	**(76)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(90,679)	(68)	(10,323)	(8)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(87,740)**	**(65)**	**(84,643)**	**(68)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,292,595	965	1,453,491	1,169
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,204,855**	**899**	**1,368,848**	**1,101**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,204,855**	**899**	**1,368,848**	**1,101**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,204,855**	**899**	**1,368,848**	**1,101**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**

GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**134,014**	**100**	**124,302**	**100**
21	DOMESTIC	134,014	100	124,302	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**281,186**	**100**	**199,124**	**100**
24	INTEREST PAID	495,447	176	361,313	181
25	EXCHANGE LOSSES	132,216	47	35,046	18
26	INTEREST EARNED	134,870	48	36,807	18
27	EXCHANGE PROFITS	192,486	68	109,127	55
28	GAIN DUE TO MONETARY POSITION	(19,121)	(7)	(51,301)	(26)
8	**OTHER FINANCIAL OPERATIONS**	**755**	**100**	**20,144**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,525	467	34,655	172
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(2,770)	(367)	(14,511)	(72)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(90,679)**	**100**	**(10,323)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(90,679)	(100)	(10,323)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	134,015	124,303
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	280,554	251,134
39	OPERATION INCOME (**)	182,131	251,134
41	NET CONSOLIDATED INCOME (**)	1,901,522	2,602,460

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,204,855**	**1,368,848**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(1,324,625)	(1,399,110)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(119,770)**	**(30,262)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	480,664	38,721
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**360,894**	**8,459**
6	CASH FLOW FROM EXTERNAL FINANCING	858,173	(463,214)
7	CASH FLOW FROM INTERNAL FINANCING	(1,070,612)	(227,817)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(212,439)**	**(691,031)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(161,014)**	**(330,314)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(12,559)	(1,012,886)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	83,602	1,038,614
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	71,043	25,728

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,324,625)**	**(1,399,110)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	341	365
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(1,324,966)	(1,399,475)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**480,664**	**38,721**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(141,295)	79,205
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	621,959	(40,484)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**858,173**	**(463,214)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	14,955	(1,087,359)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	843,218	624,145
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,070,612)**	**(227,817)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(20,068)	(8,310)
31	(-) DIVIDENS PAID	(594,656)	0
32	+ PREMIUM ON SALE OF SHARES	(455,888)	(219,507)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(161,014)**	**(330,314)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(160,963)	(330,266)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(51)	(48)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

QUARTER: **2** YEAR: **2003**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	899.05	%	1,101.23	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.50	%	11.54	%
3	NET INCOME TO TOTAL ASSETS (**)	7.44	%	10.00	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.48	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.59	%	3.75	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.01	times
7	NET SALES TO FIXED ASSETS (**)	297.51	times	185.34	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	90.84	%	34.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	12.39	%	13.38	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.14	times	0.15	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	10.38	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.21	times	0.34	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.09	times	0.07	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.33	times	0.26	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.33	times	0.26	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.23	times	0.14	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.20	%	1.37	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(89.37)	%	(24.35)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	358.67	%	31.15	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.73	times	0.02	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(403.96)	%	67.03	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	503.96	%	32.97	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.03	%	0.01	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** QUARTER: **2** YEAR: **2003**
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.19		$	2.93	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	2.19		$	2.93	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	26.37		$	25.53	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.35		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.20	times		1.22	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		14.43	times		10.69	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.